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                     [LETTERHEAD OF PREMIERE TECHNOLOGIES]



                                                               November 15, 1999


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Patrick O'Leary

        Re:  Premiere Technologies, Inc.
             Registration Statement on Form S-3
             Registration No. 333-52363

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, the above-referenced registrant, Premiere Technologies, Inc. ("Premiere"), hereby requests the Commission's consent to withdraw the above-referenced registration statement (the "Registration Statement").

        This request is made because the selling shareholders listed in the prospectus that forms a part of the Registration Statement no longer have contractual registration rights and, as a result, the offering is no longer necessary. Premiere believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors because the Registration Statement was never declared effective and no offers or sales were ever made in reliance on the prospectus that forms a part of the Registration Statement. Accordingly, Premiere respectfully requests that the Commission grant its request to withdraw the Registration Statement.

        If you have any questions or comments about the foregoing, please call our attorney, Adam V. Battani of Alston & Bird LLP, at (404) 881-7000.


                                             Sincerely,

                                             /s/ Boland T. Jones
                                             -------------------------
                                             Boland T. Jones


cc:  Adam V. Battani, Esq.
     Patrick G. Jones, Esq.